EXHIBIT 1

ORANGE CAPITAL CALLS STRATEGIC HOTELS & RESORTS’ NON-MARKETED, EXCLUSIVELY NEGOTIATED SALE OF TROPHY ASSET TO MAJOR SHAREHOLDER A ‘SERIOUS VIOLATION OF SHAREHOLDER TRUST'

Believes any transaction with a major shareholder requires an extra level of scrutiny, including formation of a special committee of independent directors, an independent financial advisor, and a marketing period to ensure value maximization

Cites the non-marketed, exclusively negotiated sale of Four Seasons Punta Mita as the ‘latest example of why Orange Capital believes new Board representation is required to restore shareholder accountability and apply best practices of corporate governance’

Will explore all legal alternatives related to what Orange Capital believes was a deeply flawed and conflicted sale process

NEW YORK, NY, December 17, 2013 – Orange Capital, LLC (“Orange Capital”) holder of approximately 4% of the stock of Strategic Hotels & Resorts (NYSE:BEE) (“Strategic Hotels” or the “Company”), today announced it has issued the following letter to Ms. Sheli Z. Rosenberg, Strategic Hotels’ Lead Independent Director:

Letter Copy:

Ms. Sheli Z. Rosenberg

Lead Independent Director

Strategic Hotels & Resorts, Inc.

200 West Madison Street

Suite 1700

Chicago, IL 60606

Dear Ms. Rosenberg:

One of the reasons that we and, we believe, other shareholders are attracted to the investment potential of Strategic Hotels & Resorts ("Strategic Hotels" or the "Company") is that it is made up in large part of a portfolio of "trophy" properties – luxury properties in prime locations that cannot easily be duplicated. As such, any property with such characteristics is likely to be in high demand and could potentially be sold at a premium price in a competitive marketing process.

Accordingly, we are writing to express our shock and outrage that Strategic Hotels sold the Four Seasons Punta Mita Resort and a 48 acre adjacent land parcel (collectively, "Punta Mita") to Cascade Investment, L.L.C. (“Cascade”) in a non-marketed, exclusively negotiated sale process.  As you are undoubtedly aware, Cascade is the owner of 6.4% of Strategic Hotels’ outstanding common stock.  We concluded that the sale agreement was non-marketed and exclusively negotiated based on our own market intelligence, which was consistent with other market sources1.

1 Ian Weissman, “We spoke with management earlier about the deal…the deal was not marketed---[Strategic Hotels] was approached by Cascade," International Strategy & Investment Group LLC, Dec. 12, 2013

Why would the Company enter into a sale agreement of a trophy asset such as Punta Mita to a significant holder of common stock without a formal, competitive sale process?

These are the facts:

•	we have urged the Company to create an independent committee of Directors to explore ways to maximize the value of Strategic Hotels’ assets for the benefit of the Company's stockholders;

•	management and the Board have refused, claiming they were "focused on delivering on its well-articulated operating and balance sheet strategy;"

•	in August, management announced its decision to “formally market the Grosvenor Square Hotel for sale[2];”

•	the Company has never communicated that a near-term sale of Punta Mita was part of such a strategy and that a formal sale process was to be undertaken;

•	Orange Capital recently announced that it would be nominating a slate of four new independent directors at Strategic Hotels next annual meeting;

•	Strategic Hotels enters into an agreement to sell Punta Mita to a 6.4% shareholder, without undertaking a formal, competitive sale competitive process.

We must reasonably query: Was this the Board’s attempt to “buy votes” in advance of an upcoming proxy contest?

While Cascade acted (and is entitled to act) in its own best interest, we strongly question the Board’s motives to exclusively engage with such a large shareholder at the present time.  In our view, it is obvious that the Board and management had an opportunity to "curry favor" with a significant shareholder at the outset of a proxy campaign. The lack of a formal sale process for Punta Mita is even more appalling when compared to the formal sale process undertaken with respect to Grosvenor Square. We believe the Punta Mita sale process was deeply flawed and conflicted, and represents not only a serious violation of shareholder trust but also another breakdown in Board oversight.

Given the lack of any competitive sale process, Strategic Hotels’ shareholders will never have any assurance that Cascade’s offer represented the highest price available in the current strong international market for trophy hotels.

We believe that best practices of corporate governance demand that any transaction with a major shareholder receive an extra level of scrutiny. This would include the formation of a special committee of independent directors, along with an independent financial advisor, to review any transaction, as well as a period to allow for a “market check” to ensure that the Company has maximized shareholder value. In summary, we believe ownership of common stock should limit exclusivity in a transaction -- the exact opposite of the Punta Mita sale process.

The non-marketed, exclusively negotiated Punta Mita sale process is yet another example of what we believe are value-destroying governance practices at Strategic Hotels, including:  problematic executive compensation; a non-existent CEO search process; excessive corporate expense; and shareholder unfriendly corporate defenses.  We believe these practices are reasons why Strategic Hotels’ Directors have received extremely low support in prior shareholder meetings.

2 See – Earnings Transcript Aug 8, 2013: “However, today we are announcing the decision to formally market the Marriott Grosvenor Square Hotel for sale. We believe this is the appropriate hotel to sell for a variety of reasons and are confident there will be strong interest from the market.”

We believe it is very unfortunate that our existing Board has failed to restore shareholder accountability and apply best practices of corporate governance at our Company.  Strategic Hotels’ non-competitive, exclusively negotiated sale agreement of Punta Mita with a major shareholder fits an all too familiar pattern – a pattern which, in our view, demonstrates you are not adequately fulfilling your duty to represent all shareholders.

We do not intend to sit idly by while you and the rest of the Board take actions that we view as using corporate opportunities to enhance your electoral prospects, and we intend to explore all potential legal avenues to vindicate the interests of all of the shareholders that you and the Board are supposed to be serving.

Respectfully,

Daniel Lewis

Managing Partner

Orange Capital, LLC

ABOUT ORANGE CAPITAL

Orange Capital, LLC is a New York-based investment firm. Orange Capital was co-founded in 2005 by Daniel Lewis and Russell Hoffman. Prior to Orange Capital, Daniel Lewis was a director with Citigroup's Global Special Situations Group.

Media:

Theodore Lowen/Phil Denning

(646) 277-1238 / (203) 682-8246

Ted.Lowen@icrinc.com / Phil.Denning@icrinc.com

Or

Shareholders:

Okapi Partners LLC

Bruce H. Goldfarb / Patrick J. McHugh / Lydia Mulyk

(855) 305-0856 / (212) 297-0720

info@okapipartners.com

ORANGE CAPITAL, LLC, ORANGE CAPITAL MASTER I, LTD. AND DANIEL LEWIS (COLLECTIVELY, "ORANGE CAPITAL") AND DAVID B. JOHNSON, JOHN D. LYONS, R. MARK WOODWORTH AND RUSSELL HOFFMAN (TOGETHER WITH ORANGE CAPITAL, THE "PARTICIPANTS") INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS' SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF STRATEGIC HOTELS & RESORTS, INC. (THE "COMPANY") FOR USE AT THE COMPANY'S 2014 ANNUAL MEETING OF STOCKHOLDERS (THE "PROXY SOLICITATION"). ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION, WHEN AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. THE DEFINITIVE PROXY STATEMENT AND

ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND WILL BE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE ATHTTP://WWW.SEC.GOV/. IN ADDITION, OKAPI PARTNERS LLC, ORANGE CAPITAL'S PROXY SOLICITOR, WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND ACCOMPANYING PROXY CARD, WHEN AVAILABLE, WITHOUT CHARGE UPON REQUEST BY CALLING (212) 297-0720 OR TOLL-FREE AT (855) 305-0857.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS IS CONTAINED IN EXHIBIT 4 TO SCHEDULE 14A FILED BY ORANGE CAPITAL WITH THE SEC ON NOVEMBER 20, 2013. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.